January 19, 2011

VIA EDGAR and FEDERAL EXPRESS
Ms. Lisa Kohl, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Movie Trailer Galaxy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2010
File No. 333-169970

Dear Ms. Kohl:

We are in receipt of your comment letter dated January 3, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note your response to comment one in our letter dated November 12, 2010.  However, we cannot locate the revisions in your filing explaining why you are not a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed analysis in your filing explaining why you believe the company is not a blank check company and address each of the following in your explanation:

•	Your disclosure indicates you are a development stage company issuing penny stock;

•	You have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

•	You have no revenues, contracts or agreements with customers or advertisers;

•	You have no assets, except for $42,246 in cash; and

•	Your registration statement contains very general disclosure related to the nature of your business and the movie-related products you will offer.

ANSWER:
The Company does not believe that it needs to comply with Rule 419 since it is not a blank check company because it has a specific business plan and has moved forward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan by constructing and implementing its automated website. The Company has taken certain steps in furtherance of this business plan including establishing the website and programming it so that the links for the movie trailers are stored in the database and the actual trailers are streamed directly from the source in the form of links. Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the Registration Statement on Form S-1/A has not been revised to comply with Rule 419.

2.
We note your response to comment two in our letter dated November 12, 2010 and reissue this comment in part.  Please revise your registration statement to include a description of the relationships between the chief executive officers of Ciglarette, Inc., Rapid Holdings, Inc. and Resume in Minutes, Inc., which you describe in your response letter dated December 16, 2010.  Also disclose whether any of these individuals are promoters of the company.  As previously requested, please disclose how and by whom the selling shareholders were identified and brought together in these transactions and describe any relationships among the selling shareholders, the company, and the promoters of the company.  Also disclose the names of the private placement agents, promoters or others who were involved in placing the shares with the selling shareholders.

ANSWER:
The Registration Statement on Form S-1/A has been revised on page 14 to disclose the relationship that exists between the CEOs of Ciglarette, Inc., Rapid Holdings, Inc. and Resume In Minutes, Inc.  Further disclosure has been made to make clear that none of these CEOs are promoters of the Company. The selling shareholders for each Company were identified by the CEO of each respective Company. Other than being an investor in the company, no other relationship exists between the selling shareholders and their respective company.

3.
We have reviewed your response to comment three in our letter dated November 12, 2010 and we reissue this comment.  We acknowledge your statement that none of your selling shareholders is an affiliate of the company, however it still does not appear that the transaction is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).  If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities for the duration of the offering or reduce the size of the offering.  Alternatively, if you maintain that this transaction is one that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), provide us with a detailed analysis explaining why this transaction is not a primary offering, including the following:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholder as percentage of non affiliates;

•	The date and manner in which the selling shareholder received their shares;

•	The relationship between the company and each selling shareholder and the relationship between each selling shareholder and the companies identified in comment two above;

•	The relationship among selling shareholders; and

•	Whether any of the shareholders are in the business of buying and selling securities.

Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09 for additional guidance.

ANSWER:	We have reduced the number of shares we are requesting to be registered to 280,985, or approximately one-third of the public float.

Cover Page of the Registration Statement

4.
We note your response to comment five in our letter dated November 12, 2010 and reissue this comment in part.  Please move the last paragraph on the registration cover page to the prospectus cover page, where it is required to appear.  Refer to Item 501(b)(10) of Regulation S-K.

ANSWER:	We have moved the last paragraph on this page and the note regarding forward-looking statements to the prospectus cover page.

Prospectus Summary, page 1

Overview, page 1

5.
We have reviewed your response to comment six in our letter dated November 12, 2010 and we reissue this comment.  Please revise your disclosure in the “Overview” section to clarify that you have not yet commenced operations and to briefly describe your business plan, with a view toward informing investors how you will generate revenue from the operation of your website.  Additionally, we note that you deleted your statement that you are a development stage company from this section.  Please explain why you have deleted this language, in light of the fact that your financial statements indicate that you are a development stage company.  Please revise.

ANSWER:
We have revised the “Overview” section to further clarify that operations have not yet commenced. Additionally, we have revised this section to also include specific information regarding how the company will generate revenues, specifically through web advertisement. We have reinserted the statement that we are a development stage company.

Risk Factors, page 3

6.
We note your response to comment eight in our letter dated November 12, 2010 and the addition of the risk factor on page four.  Please further revise this risk factor to explain the risks you face in competing with websites that already provide similar services and any risks associated with the fact that these websites have already secured a web audience and advertising.

ANSWER:
We have revised this risk factor to include additional risk factors related to the difficulties in securing a web audience, as well as advertising revenue, due to established competitor websites that provide similar services.

Item 11.  Information about the Registrant, page 10

Description of Business, page 10

7.
We note your response to comment 12 in our letter dated November 12, 2010 and the related revisions in your filing.  As previously requested, please revise your disclosure to explain why individuals would visit your website to view movie trailers rather than one of the other websites that provide movie trailers.  Also provide a description of the movie-related products and services you plan to offer and a description of the nature of competition within each industry and discuss the way in which you plan to compete and market your products and or services.  Refer to Item 101(h) of Regulation S-K.  Also, please revise your disclosure relating to the manner in which you will generate revenue on page 12 to clarify, if true, that you plan that your website will be monetized with Google AdSense and an Amazon store, but that you do not currently have either of these accounts.  Also disclose the steps you must take and any criteria you must meet to establish Google AdSense and Amazon store accounts and disclose whether you have taken any steps toward establishing either of these accounts.

ANSWER:
We have revised the Description of the business to include specific reference that there is no guarantee anyone will visit the site, as well as discussion of the Company’s focus in implementing its business plan. Additionally, we have further addressed how the Company will obtain ad revenue and steps taken to secure such revenue.

8.
We note your response to comment 13 in our letter dated November 12, 2010 that “fully automated” means that your website gathers information daily using a custom script and that this script does not affect the availability of  your website.  Please further explain the automatic nature of this script, since it appears that the most recent trailers available on your website are dated May 27, 2010.  In this regard, we also note your statement on page 12 that “[i]t helps that the site automated; this leaves plenty of time for us to concentrate on the marketing of the website.”  Please revise.

ANSWER:	We have revised this section to discuss the “fully automated” nature of the website, as well as current issues regarding the automation script.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

9.
We note your response to comment 14 in our letter dated November 12, 2010, however it does not appear that you have revised your disclosure to clarify that you have not commenced operations.  Accordingly, please revise your disclosure to clearly state that you have not commenced operations.  Also revise the “Results of Operations” heading on page 16, as this heading indicates that you have commenced operations, when in fact you have not.  Refer to Item 303(a) of Regulation S-K.

ANSWER:
We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to reflect that the Company has not commenced operations as well as revised the “Results of Operations” heading.

Business Timeline, page 15

10.
We note your response to comment 16 in our letter dated November 12, 2010, however it does not appear that you revised your disclosure to fully comply with our comment.  Accordingly, we reissue this comment in part.  Please revise your disclosure to quantify the costs associated with each of the activities listed in your timeline.

ANSWER:	We have revised the Business Timeline to reflect the costs associated with each activity.

Capital Resources and Liquidity, page 16

11.
We have reviewed your response to comment 17 in our letter dated November 12, 2010 and we reissue this comment.  We note your response that you “expect to have legal and accounting costs of $20,000” and that “with an additional $36,000 you can sustain operations comfortably over the next 12 to 18 months.”  Also disclose any plans you have to raise the necessary capital, including any anticipated sources of capital.  Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency.  Refer to Item 303(a) of Regulation S-K.

ANSWER:
The Company does not have any immediate plans to raise additional capital at this time. The Company will attempt to reduce its costs and, if necessary, we will attempt to go to family and friends on a best-efforts basis only to raise any additional capital.

12.
We note from the amounts you include in your response to comment 17 of our letter dated November 12, 2010 that at a minimum you expect operating costs for the next twelve months to exceed $60,000, including your $20,000 estimate for legal and accounting costs.  However, we are unable to locate where you have revised your disclosure to quantify the dollar amount of total estimated costs you expect to incur.  Please revise your disclosure to indicate the total estimated costs you anticipate will be required to fund your operations during the next twelve months.  Along with the total dollar estimate, you should disclose a summary of the nature and types of expenses you expect to incur during the next twelve months.  Refer to Item 303(a) of Regulation S-K.

ANSWER:
We have revised our disclosures to include estimated costs associated with legal and accounting services, marketing, internet hosting, website improvement and maintenance as well as salary for our Chief Executive Officer, Stephanie Wyss. Our revisions also include a quantified dollar amount for each estimated cost.

Employment Agreements, page 18

13.
We note your response to comment 21 in our letter dated November 12, 2010 that “as revenues rise our pay structure will rise as well” and that there “is no maximum payment limit set to the compensation plan.”  Please disclose this prominently in your filing.

ANSWER:	The Registration Statement on Form S-1/A has been revised on page 18 to disclose the lack of parameters to the compensation plan.

Part II.  Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

14.	We note your response to comment 25 in our letter dated November 12, 2010. Please further revise your disclosure to provide the date of completion of your Rule 506 offering.

ANSWER:	We have revised this section to include the fact that the Company completed the Regulation D Rule 506 offering on October 12, 2010.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15.
We have reviewed your response to comment 26 in our letter dated November 12, 2010 and we reissue this comment in part.  As previously requested, please file the form subscription agreement(s) that you used in your Rule 506 private placement as an exhibit.

ANSWER:	The issuance of stock to Ms. Wyss on April 27, 2010 was not made pursuant to a subscription agreement.

Exhibit 5.1 – Opinion of Anslow & Jaclin, LLP

16.
We have reviewed your response to comment 28 in our letter dated November 12, 2010 and reissue this comment in part.  Please revise your disclosure to name counsel under the heading “Interests of Named Experts and Counsel” in the registration statement.

ANSWER:	We have revised this section to include the name and contact information of counsel.

Exhibit 23.1 – Consent of Li & Company, PC

17.
We note your revised disclosure and response to comment 29 of our letter dated November 12, 2010 regarding the inclusion of an incorrect audit.  The audit report date on the consent of October 15, 2010 does not agree with the report on page F-2 of October 7, 2010.  Please coordinate with your independent registered accounting firm Li & Company, PC to revise its consent to provide the correct date for the audit report being referenced within the consent.  Additionally, the consent states that the auditor consents to the reference to the firm under the caption “Experts” in the registration statement, however no such caption exists.  Please revise.

ANSWER:
The audit report date was incorrectly stated as October 7, 2010. The correct date was October 15, 2010, the date of filing with the SEC. The audit report date has been changed to October 15, 2010. Additionally the statement " the auditor consents to the reference to the firm under the caption "Experts" has been removed from the consent

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin